Dreyfus Municipal Money Market Fund, Inc.

ANNUAL REPORT May 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Municipal Money Market Fund, Inc., covering the 12-month period from June 1, 2004, through May 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Colleen Meehan.

While some longer-term investments produced mixed results over the reporting period, higher interest rates helped improve the yields of money market instruments. Between the Federal Reserve Board's initial rate hike in June 2004 and the reporting period's end, the overnight federal funds rate rose from 1% to 3%. What's more, yield differences across the tax-exempt money market's maturity spectrum have widened during most of the reporting period, offering investors opportunities to capture incrementally higher levels of current income.

In this rising interest-rate environment, the tax-exempt money market investments that are right for you depend on your current liquidity needs, future goals and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your portfolio diversification and capital preservation needs.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2005



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Senior Portfolio Manager

How did Dreyfus Municipal Money Market Fund, Inc. perform during the period?

For the 12-month period ended May 31, 2005, the fund produced a yield of 1.17%. Taking into account the effects of compounding, the fund produced an effective yield of 1.17%.[1]

We attribute the fund's returns to rising short-term interest rates as the Federal Reserve Board (the "Fed") moved steadily away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality, tax-exempt municipal money market instruments from issuers throughout the United States and its territories that provide income exempt from federal income tax. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current

yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

The fund's performance was influenced primarily by higher short-term interest rates. Beginning in late June 2004, the Fed raised interest rates at each of the eight meetings of its Federal Open Market Committee ("FOMC") during the reporting period. Although the U.S. economy appeared to remain listless for much of 2004 as energy prices climbed and political concerns emerged, a more robust recovery became evident late in the year. Indeed, it was later confirmed that the U.S. economy grew at a 3.7% annualized rate during the third quarter of 2004, 3.8% in the fourth quarter and 4.4% for 2004 overall.

As most analysts expected, the Fed continued to raise its target for the federal funds rate at its meetings in February and March 2005. In its announcement of the March increase, the Fed noted that "pressures on inflation have picked up in recent months." This more hawkish tone, together with a renewed surge in energy prices, caused investors' inflation concerns to intensify. It later was estimated that the U.S. economy grew at a 3.5% annualized rate during the first quarter of 2005.

Even as the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April and May suggested that the U.S. economy might be hitting another soft patch as high energy prices, evidence of a global slowdown and difficulties encountered by the U.S. airline and automotive industries were regarded as potential threats to consumer and business spending. Nonetheless, at the May FOMC meeting, the Fed raised the federal funds rate to 3% and indicated that longer-term inflationary pressures remained well contained. Finally, seasonal factors related to changes in supply and demand helped support yields of federally tax-exempt instruments, enabling them to temporarily reach yields equal to taxable money market securities.

In this environment, we continued to focus primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. Most money market funds in the industry employed a similar strategy, and the industry's weighted average maturity of 24 days in May 2005 was the shortest on record. The fund's weighted average maturity was roughly in line with the industry average. To achieve this position, we increased the fund's holdings of variable-rate demand notes, and we continued to find relatively attractive yields from commercial paper with maturities between one and three months.

What is the fund's current strategy?

The U.S. and global economies recently have sent mixed signals, suggesting that the economic cycle is moving to a phase that typically is characterized by slower growth. While we believe that the Fed may be approaching the end of its moves toward a less accommodative monetary policy, it likely will continue to raise the federal funds rate at one or more of its upcoming FOMC meetings. Accordingly, we have continued to focus on shorter-term instruments that give the fund the liquidity it needs to capture higher yields as they arise.

June 15, 2005

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Money Market Fund, Inc. from December 1, 2004 to May 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2005

Expenses paid per $1,000†	$ 2.90
Ending value (after expenses)	$1,007.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2005

Expenses paid per $1,000†	$ 2.92
Ending value (after expenses)	$1,022.04

† *Expenses are equal to the fund's annualized expense ratio of .58%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2005

Tax Exempt Investments−101.4%	Principal Amount ($)	Value ($)
Alabama−1.9%		
Jefferson County, VRDN:		
Limited Obligation School Warrants 2.99%		
(Insured; AMBAC and Liquidity Facility;		
DEPFA Bank PLC)	10,000,000 [a]	10,000,000
Sewer Revenue, Refunding 2.96% (Insured;		
XLCA and Liquidity Facility; Regions Bank)	6,615,000 [a]	6,615,000
Arizona−1.2%		
Maricopa County Industrial Development Authority, MFHR		
Refunding, VRDN (San Clemente Apartments Project)		
3.02% (Insured; FNMA and Liquidity Facility; FNMA)	10,000,000 [a]	10,000,000
Arkansas−1.1%		
Pulaski County Public Facilities Board, MFHR, VRDN		
(Chapelridge Project) 3.04% (LOC; Regions Bank)	5,650,000 [a]	5,650,000
West Memphis Public Facilities Board, MFHR, Refunding		
VRDN (Meadows Apartments Project)		
3.02% (Insured; FHLMC)	3,550,000 [a]	3,550,000
California−2.1%		
FHLMC Multifamily VRDN Certificates, Revenue, VRDN		
3.06% (Liquidity Facility; FHLMC and LOC; FHLMC)	17,822,012 [a]	17,822,012
Colorado−5.5%		
Colorado Educational and Cultural Facilities Authority		
College and University Revenue, VRDN		
(Fuller Project) 3.07% (LOC; Key Bank)	10,000,000 [a]	10,000,000
City and County of Denver, Airport Revenue		
Refunding, VRDN 3.01% (Insured; MBIA and Liquidity		
Facility; Bank One)	10,000,000 [a]	10,000,000
Lower Colorado River Authority, Electric Revenue, CP		
2.07%, 6/8/2005 (Liquidity Facility; JPMorgan		
Chase Bank)	9,800,000	9,800,000
Mountain Village Housing Authority, Housing Facilities		
Revenue, VRDN (Village Court Apartments Project)		
3.11% (LOC; U.S. Bank NA)	7,100,000 [a]	7,100,000
Southern Ute Indian Tribe of the Southern Ute Indian		
Reservation, Industrial Revenue, VRDN 3.01%	10,000,000 [a]	10,000,000
Connecticut−.5%		
State of Connecticut, Special Tax Obligation Revenue		
(Transportation Infrastructure) 3%, 7/1/2005	4,000,000	4,003,259

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Delaware—1.3%		
Delaware Economic Development Authority, MFHR, VRDN (School House Project) 3.05% (LOC; HSBC Bank USA)	6,900,000 [a]	6,900,000
Sussex County, IDR, VRDN (Pats Inc. Project) 3.21% (LOC; M&T Bank)	4,235,000 [a]	4,235,000
District of Columbia—1.4%		
District of Columbia, Enterprise Zone Revenue, VRDN (Trigen-PepCo Energy Services) 3.06% (LOC; M&T Bank)	11,745,000 [a]	11,745,000
Florida—5.5%		
Broward County Housing Finance Authority, VRDN:		
MFHR (Cypress Grove Apartments) 3.11% (Liquidity Facility; Sun America Inc.)	13,230,000 [a]	13,230,000
SFMR, Merlots Program 3.05% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	1,540,000 [a]	1,540,000
Jacksonville Electric Authority, Electric Revenue, CP 2.95%, 6/6/2005 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	10,000,000	10,000,000
Kissimmee Utility Authority, Electric Revenue CP 2.93%, 6/14/2005 (Liquidity Facility; JPMorgan Chase Bank)	13,900,000	13,900,000
County of Palm Beach, Health Care Facilities Revenue, VRDN (Morse Obligation Group) 2.99% (LOC; Key Bank)	7,940,000 [a]	7,940,000
Georgia—4.2%		
Conyers Housing Authority, MFHR, VRDN (Towne Pointe LP) 3.05% (LOC; Amsouth Bank)	4,000,000 [a]	4,000,000
De Kalb County Housing Authority, MFHR, VRDN (Forest Columbia Apartments Project) 3.06% (LOC; First Tennessee Bank)	8,300,000 [a]	8,300,000
Gwinnett County Development Authority, IDR, VRDN (Suzanna's Kitchen Inc. Project) 3.02% (LOC; Wachovia Bank)	6,200,000 [a]	6,200,000
Savannah Economic Development Authority Industrial Revenue, VRDN (Home Depot Project) 3.02%	17,000,000 [a]	17,000,000
Hawaii—.8%		
Hawaii Pacific Health, Special Purpose Revenue, VRDN (Department of Budget and Finance) 3.05% (Insured; Radian Bank and Liquidity Facility; Bank of Nova Scotia)	7,000,000 [a]	7,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Illinois−11.3%		
City of Chicago, VRDN:		
Midway Airport Revenue 3.02%		
(Insured; MBIA and Liquidity Facility; Bank One)	20,000,000 a	20,000,000
Sales Tax Revenue, VRDN		
Merlots Program 3% (Insured; FGIC and		
Liquidity Facility; Wachovia Bank)	10,000,000 a	10,000,000
Village of Crestwood, Revenue, VRDN		
(Trinity Christian College) 2.96%		
(LOC; Fifth Third Bank)	7,180,000 a	7,180,000
State of Illinois, GO Notes 3%, 6/3/2005	15,000,000	15,000,776
Illinois Health Facilities Authority		
Health Care Facilities Revenues:		
CP (Evanston Health Corp.):		
2.13%, 6/9/2005	10,000,000	10,000,000
2.85%, 9/22/2005	15,000,000	15,000,000
VRDN (Helping Hand Rehabilitation Center)		
2.98% (LOC; Fifth Third Bank)	2,695,000 a	2,695,000
Kane McHenry Cook and De Kalb Counties Unit School		
District No. 300, TAW 2.75%, 6/30/2005	3,635,000	3,635,855
Lake County, MFHR, VRDN		
(Grand Oaks Apartments Project)		
3.03% (Insured; FNMA and Liquidity Facility; FNMA)	9,000,000 a	9,000,000
University of Illinois, University Revenue, VRDN		
Merlots Program 3% (Insured; MBIA and Liquidity		
Facility; Wachovia Bank)	3,500,000 a	3,500,000
Indiana−2.5%		
Indiana Health Facility Financing Authority		
Health Care Facilities Revenue, VRDN (Clark		
Memorial Hospital Project) 3.06% (LOC; Bank One)	9,100,000 a	9,100,000
Indianapolis Local Public Improvement Bond Bank		
Revenue 3%, 7/6/2005	10,000,000	10,009,776
City of Shelbyville, EDR, VRDN (K-T Corp. Project)		
3.11% (LOC; PNC Bank)	2,320,000 a	2,320,000
Iowa−1.2%		
State of Iowa, Revenue, TRAN 3%, 6/30/2005	10,000,000	10,009,235
Kansas−.6%		
Kansas Development Finance Authority, MFHR, Refunding		
VRDN (Chesapeake Apartments Project)		
2.99% (Liquidity Facility; FHLB)	5,500,000 a	5,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Kentucky–8.2%		
Kenton County Airport Board, Special Facilities Revenue VRDN (Airis Cincinnati LLC) 3.05% (LOC; Deutsche Bank)	38,000,000 [a]	38,000,000
Kentucky Asset Liability Commission, General Fund Revenue, TRAN 3%, 6/29/2005	17,000,000	17,013,439
Madison County, Residential Mortgage Revenue, VRDN 3.25% (GIC; Bayerische Landesbank)	8,900,000 [a]	8,900,000
City of Somerset, Industrial Building Revenue, VRDN (Wonderfuel LLC Project) 3.11% (LOC; Bank of America)	5,920,000 [a]	5,920,000
Louisiana–.5%		
Ouachita Parish Industrial Development Board IDR, VRDN (Garret Manufacturing LLC Project) 3.06% (LOC; Regions Bank)	4,360,000 [a]	4,360,000
Maryland–.9%		
County of Baltimore, Revenue, Refunding, VRDN (Shade Tree Trace) 3.08% (LOC; M&T Bank)	5,790,000 [a]	5,790,000
Maryland Economic Development Corporation, Revenue VRDN (Todd/Allan Printing Facility) 3.21% (LOC; M&T Bank)	1,795,000 [a]	1,795,000
Massachusetts–.6%		
Gill-Montague Regional School District, GO Notes BAN 3%, 7/29/2005	5,000,000	5,009,821
Michigan–2.2%		
Birmingham Economic Development Corporation, LOR VRDN (Brown St. Association Project) 3.20% (LOC; ABN-AMRO)	1,645,000 [a]	1,645,000
Detroit Downtown Development Authority, LR, Refunding VRDN (Millender Center Project) 3.05% (LOC; HSBC Bank USA)	7,000,000 [a]	7,000,000
State of Michigan, GO Notes 3.50%, 9/30/2005	10,000,000	10,048,904
Mississippi–2.0%		
Mississippi Business Finance Corporation College and University Revenue VRDN (Belhaven College Project) 3.10% (LOC; First Tennessee Bank)	9,180,000 [a]	9,180,000
University Educational Building Corporation College and University Revenue, VRDN (Campus Improvements Project) 2.99% (Insured; MBIA and Liquidity Facility; Amsouth Bank)	7,600,000 [a]	7,600,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Nebraska−3.1%		
Nebhelp Incorporated, College and University Revenue VRDN, Multiple Mode Student Loan 3.03% (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank PLC)	26,480,000 a	26,480,000
New Hampshire−2.6%		
New Hampshire Business Finance Authority, IDR, VRDN (Keeney Manufacturing Co. Project) 3% (LOC; Bank of America)	4,500,000 a	4,500,000
New Hampshire Health and Education Facilities Authority Health Care Facilities Revenue, VRDN: (Catholic Medical Center) 2.98% (LOC; Citizens Bank of Massachusetts)	9,815,000 a	9,815,000
(South New Hampshire Medical Center) 3.06% (Insured; Radian Bank and Liquidity Facility; Bank of America)	8,000,000 a	8,000,000
Ohio−1.4%		
Lake County, Hospital Facilities Revenue, VRDN (Lake Hospital Systems Inc.) 3.03% (Insured; Radian Bank and Liquidity Facility; Bank of America)	11,800,000 a	11,800,000
Oregon−.7%		
Oregon Facilities Authority, MFHR, VRDN (Vintage at Bend Apartments) 3.02% (Insured; FNMA Liquidity Facility; FNMA)	5,800,000 a	5,800,000
Pennsylvania−16.6%		
Bethlehem Area School District, GO Notes, VRDN 2.99% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	10,000,000 a	10,000,000
Dauphin County General Authority, Revenue, VRDN: 3.02% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank N.V.)	44,900,000 a	44,900,000
School District Pooled Financing Program II 3.02% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	12,165,000 a	12,165,000
Franklin County Industrial Development Authority Industrial Revenue, VRDN (Menno Haven Project) 3.01% (Insured; Radian Bank and Liquidity Facility; Bank of America)	15,670,000 a	15,670,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Lancaster County Hospital Authority, Senior Living Facilities Revenue, VRDN:		
(Luthercare Project) 3.04% (LOC; M&T Bank)	17,415,000 [a]	17,415,000
(QuarryVille Presbyterian) 2.99% (LOC; M&T Bank)	3,175,000 [a]	3,175,000
(Willow Valley Retirement Project) 2.99% (Insured; Radian Bank and Liquidity Facility; Bank of America)	10,000,000 [a]	10,000,000
Montgomery County Higher Education and Health Authority, Revenue, VRDN (Pennsylvania Higher Education and Health Loan):		
3.02% (LOC; M&T Bank)	8,265,000 [a]	8,265,000
3.06% (LOC; M&T Bank)	11,255,000 [a]	11,255,000
State of Pennsylvania, GO Notes, VRDN, Merlots Program 3% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,360,000 [a]	3,360,000
Susquehanna County Industrial Development Authority Industrial Revenue, VRDN (Pennfield Corp. Project) 3.16% (LOC; Fulton Bank)	4,925,000 [a]	4,925,000
Rhode Island−.4%		
Town of Cumberland, GO Notes, TAN 3%, 6/30/2005	3,200,000	3,202,266
Tennessee−.3%		
Blount County Public Building Authority, Revenue, VRDN (Local Government Public Improvement) 2.98% (Insured; AMBAC and Liquidity Facility; Regions Bank)	2,280,000 [a]	2,280,000
Texas−10.2%		
City of Austin, Water and Wastewater System Revenue VRDN, Merlots Program 3% (Insured; FSA and Liquidity Facility; Wachovia Bank)	6,415,000 [a]	6,415,000
Dallas-Fort Worth International Airport Facilities Improvement Corporation, Airport Revenue, VRDN Merlots Program 3.05%, (Insured; FSA and Liquidity Facility; Wachovia Bank)	3,530,000 [a]	3,530,000
Greater Texas Student Loan Corporation Student Loan Revenue, VRDN 3.01% (LOC; State Street Bank and Trust Co.)	10,000,000 [a]	10,000,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding, VRDN (Motiva Enterprises Project) 3.08%	5,000,000 [a]	5,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
Revenue Bond Certificate Series Trust, Revenue, VRDN:		
(Dewitt) 3.43% (GIC; AIG Funding Inc.)	8,265,000 [a]	8,265,000
(Greens Project) 3.43% (GIC; AIG Funding Inc.)	5,820,000 [a]	5,820,000
(Heather Lane Apartments) 3.43% (GIC; AIG Funding Inc.)	10,600,000 [a]	10,600,000
(Landings) 3.43% (GIC; AIG Funding Inc.)	8,460,000 [a]	8,460,000
City of San Antonio, Water Revenue, VRDN		
Merlots Program 3% (Liquidity Facility; Wachovia Bank)	6,000,000 [a]	6,000,000
State of Texas, Revenue, TRAN 3%, 8/31/2005	17,500,000	17,552,859
Texas Department of Housing and Community Affairs		
SFMR 1.95%, 8/3/2005 (GIC; CDC Funding Corp.)	5,000,000	5,000,000
Utah−1.2%		
Utah Housing Corporation, SFMR 2.50%, 12/1/2005	10,000,000	10,000,000
Virginia−1.2%		
Virginia Housing Development Authority, Commonwealth		
Mortgage Revenue 2.50%, 6/2/2005	10,000,000	10,000,000
Washington−1.9%		
Pierce County Economic Development Corporation		
Industrial Revenue, VRDN (Seatac Packaging Project)		
3.10% (LOC; HSBC Bank USA)	5,300,000 [a]	5,300,000
State of Washington, GO Notes, VRDN, Merlots Program		
3% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,960,000 [a]	3,960,000
Washington Housing Finance Commission, MFHR, VRDN		
(Holly Village Senior Living) 3.02% (Insured; FNMA		
and Liquidity Facility; FNMA)	6,600,000 [a]	6,600,000
Wisconsin−1.3%		
Appleton Area School District, Revenue		
BAN 3%, 1/6/2006	10,860,000	10,877,250
Wyoming−5.0%		
Campbell County, IDR		
(Two Elk Power Generation Station Project):		
2.40%, 12/1/2005 (GIC; Royal Bank of Canada)	27,200,000	27,200,000
2.90%, 12/1/2005 (LOC; Citibank)	15,000,000	15,000,000
Total Investments (cost $860,330,452)	**101.4%**	**860,330,452**
Liabilities, Less Cash and Receivables	**(1.4%)**	**(11,796,613)**
Net Assets	**100.0%**	**848,533,839**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
BAN	Bond Anticipation Notes	**IDR**	Industrial Development Revenue
CP	Commercial Paper	**LOC**	Letter of Credit
EDR	Economic Development Revenue	**LOR**	Limited Obligation Revenue
FGIC	Financial Guaranty Insurance Company	**LR**	Lease Revenue
FHLB	Federal Home Loan Bank	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLMC	Federal Home Loan Mortgage Corporation	**MFHR**	Multi-Family Housing Revenue
		SFMR	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GIC	Guaranteed Investment Contract	**VRDN**	Variable Rate Demand Notes
GNMA	Government National Mortgage Association	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	91.6
AAA, AA, A [b]		Aaa, Aaa, A [b]		AAA, AA, A [b]	2.5
Not Rated [c]		Not Rated [c]		Not Rated [c]	5.9
					100.0

[†] *Based on total investments.*
[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	860,330,452	860,330,452
Interest receivable		4,337,763
Prepaid expenses and other assets		37,900
		864,706,115
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		421,363
Cash overdraft due to Custodian		15,581,546
Payable for shares of Common Stock redeemed		66,316
Accrued expenses		103,051
		16,172,276
Net Assets ($)		**848,533,839**
Composition of Net Assets ($):		
Paid-in capital		848,533,839
Net Assets ($)		**848,533,839**
Shares Outstanding		
(5 billion shares of $.001 par value Common Stock authorized)		850,231,308
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2005

Investment Income ($):	
Interest Income	**16,036,960**
Expenses:	
Management fee–Note 2(a)	4,595,605
Shareholder servicing costs–Note 2(b)	461,911
Custodian fees	79,139
Directors' fees and expenses–Note 2(c)	68,204
Professional fees	62,055
Registration fees	35,059
Prospectus and shareholders' reports	26,588
Miscellaneous	32,737
Total Expenses	**5,361,298**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(3,056)
Net Expenses	**5,358,242**
Investment Income–Net, representing net increase in net assets resulting from operations	**10,678,718**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2005	2004
Operations ($):		
Investment income–net, representing net increase in net assets resulting from operations	**10,678,718**	**4,628,471**
Dividends to Shareholders from ($):		
Investment income–net	(10,678,718)	(4,628,471)
Net realized gain on investments	–	(79,830)
Total Dividends	**(10,678,718)**	**(4,708,301)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	1,472,796,911	1,813,024,799
Dividends reinvested	5,310,343	1,910,657
Cost of shares redeemed	(1,611,535,595)	(1,737,656,960)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(133,428,341)**	**77,278,496**
Total Increase (Decrease) in Net Assets	**(133,428,341)**	**77,198,666**
Net Assets ($):		
Beginning of Period	981,962,180	904,763,514
End of Period	**848,533,839**	**981,962,180**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended May 31,			
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.012	.005	.008	.015	.034
Distributions:					
Dividends from investment income–net	(.012)	(.005)	(.008)	(.015)	(.034)
Dividends from net realized gain on investments	–	(.000)a	–	–	–
Total Distributions	(.012)	(.005)	(.008)	(.015)	(.034)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.17	.49	.84	1.51	3.46
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.58	.59	.59	.58	.59
Ratio of net expenses to average net assets	.58	.59	.59	.58	.59
Ratio of net investment income to average net assets	1.16	.49	.83	1.50	3.39
Net Assets, end of period ($ x 1,000)	848,534	981,962	904,764	1,025,306	920,718

[a] *Amount represents less than $.001 per share.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At May 31, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2005 and May 31, 2004, were as follows: tax exempt income $10,678,718 and $4,628,471 and long term capital gain $0 and $79,830,respectively.

At May 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2005, the fund was charged $266,425 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2005, the fund was charged $134,662 pursuant to the transfer agency agreement.

During the period ended May 31, 2005, the fund was charged $1,693 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $368,653, shareholder services plan fees $29,117, chief compliance officer fees $1,693 and transfer agency per account fees $21,900.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any

unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Complaint in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Municipal Money Market Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Municipal Money Market Fund, Inc., including the statement of investments, as of May 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Municipal Money Market Fund, Inc. at May 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
July 11, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended May 31, 2005 as "exempt-interest dividends" (not generally subject to regular federal income tax).

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

————————

David W. Burke (69)
Board Member (1980)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

————————

William Hodding Carter III (70)
Board Member (1988)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (1998-present)

Other Board Memberships and Affiliations:
• Independent Sector, Director
• The Century Foundation, Director
• The Enterprise Corporation of the Delta, Director
• Foundation of the Mid-South, Director

No. of Portfolios for which Board Member Serves: 11

————————

Ehud Houminer (64)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 36

Richard C. Leone (65)
Board Member (1980)

Principal Occupation During Past 5 Years:
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

No. of Portfolios for which Board Member Serves: 11

————————

Hans C. Mautner (67)
Board Member (1980)

Principal Occupation During Past 5 Years:
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Multi-Strategy Fund LLC
  Mezzacappa Multi-Strategy Plus Fund LLC

No. of Portfolios for which Board Member Serves: 11

————————

Robin A. Melvin (41)
Board Member (1995)

Principal Occupation During Past 5 Years:
- Senior Vice President of Mentor/National Mentoring Partnership, a national non-profit organization that is leading the movement to connect America's young people with caring adult mentors

No. of Portfolios for which Board Member Serves: 11

————————

John E. Zuccotti (67)
Board Member (1980)

Principal Occupation During Past 5 Years:
- Chairman of Brookfield Financial Properties, Inc.

No. of Portfolios for which Board Member Serves: 11

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 36 investment companies (comprised of 45 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Municipal Money
Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0910AR0505